March 3, 2010

Rebecca A. Marquigny, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Life Insurance Company Separate Account B (the “Registrant”)
Response to Comments dated February 4, 2010; Post-Effective Amendment No. 15 to the
Registration Statement on Form N-4 filed December 31, 2009 for the Investment Plus
Variable Annuity Contract
File Nos. 333-116220 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the Staff’s comments you provided in writing on February 4, 2010 regarding the above referenced Post-Effective Amendment No. 15 to Registrant’s Registration
Statement on Form N-4 as filed on December 31, 2009 pursuant to Rule 485(a) for the
Investment Plus Variable Annuity Contract.

Registrant filed Post-Effective Amendment No. 16 to the Registration Statement on March 1,
2010 pursuant to Rule 485(a) incorporating revisions made in response to the Staff’s comments.

In order to facilitate the Staff’s review of Registrant’s responses, each of the Staff’s comments
(in italics) is set forth below in chronological order immediately followed by Registrant’s response.

Registrant is enclosing a courtesy copy of Post-Effective Amendment No. 16 marked to show revisions made in response to the Staff’s comments (the “Marked Courtesy Copy”). Registrant is also enclosing a clean courtesy copy of Post-Effective Amendment No. 16. (the “Clean Courtesy
Copy”). To assist the Staff in its review, the responses reference page numbers of the Marked
Courtesy Copy or Clean Courtesy Copy as appropriate. Generally, Registrant will refer to the
Marked Courtesy Copy but there are responses where Registrant believes it would be more helpful to the Staff to look at the Clean Courtesy Copy.

RESPONSES TO STAFF COMMENTS

COMMENT 1.	Cover Page: Required Disclosure. Please present the Rule 481(b)(1)
representation on the outside cover page as required per Item 1(a)(vii).
Likewise, please show the names of the portfolio companies on the outside cover page per Item 1(a)(viii).

RESPONSE:	Registrant has moved the Rule 481(b)(1) representation to the outside cover page. Registrant has moved the names of the portfolio companies to the

Ms. Rebecca Marquigny
March 3, 2010

outside cover page. Please note that because of the large number of portfolio companies, the list carries over to the next page. Please see pages 1 and 2 of the Clean Courtesy Copy.

COMMENT 2.	Underlying Funds Offered (p. 3). Please identify which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

RESPONSE:	Registrant has added a footnote that states “These underlying mutual funds are fund of funds and expenses may be higher due to the tiered level of expenses.”
Please see page 2 of Marked Courtesy Copy.

COMMENT 3.	Table of Contents (pp. 4-5). Per Rule 481(c), the Table of Contents “must show the page number of the various sections or subdivisions of the prospectus.” Please revise accordingly.

RESPONSE:	Registrant has added the page numbers in the Table of Contents for the various sections of the prospectus. Please see pages 3 and 4 of the Clean
Courtesy Copy.

COMMENT 4.	Glossary (pp. 6-7).

(a) Accumulated Value. The definitions of accumulated value, DCA Plus accumulated value, Fixed Account accumulated value, and Separate Account division accumulated value are all circular. Please define the primary term independently.

RESPONSE: Registrant has revised the definition of “accumulated value” to mean “the sum of the amounts invested in the DCA Plus Account(s), the
Fixed Account and the Separate Account divisions.” Please see page 10 of the
Marked Courtesy Copy.

(b) Transfer. Please clarify what you mean by “simultaneous transfers.” The term “simultaneous” sounds like a single transfer is a one-to-one swap of underlying funds. Does it mean transfers among several funds on the same day would be counted as multiple transfers?

RESPONSE: Registrant has clarified the definition as follows – “All transfers initiated during the same valuation period are considered to be one transfer for purposes of calculating the transaction fee, if any.” Please see page 11 of the Marked Courtesy Copy.

(c) Unit/Unit Value. The distinction between unit and unit value is not very clear. As written, “unit” sounds like a division’s value (instead of the increments used to describe a division's value). Please revise as appropriate.

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE: Registrant has revised the definition of “unit” to mean “the accounting measure used to determine your proportionate interest in a division.” Please see page 11 of the Marked Courtesy Copy.

COMMENT 5.	Fee Table Presentation: Generally (pp. 8-11).

(a) Consistent Terminology. Maximum charges are referred to as
“guaranteed maximum” in the transaction fee table and just “maximum”
everywhere else. Based on the context (and the fact that the maximum figure for State Premium Taxes is called “guaranteed maximum”), the word
“guaranteed” is confusing and obscures the understanding of the maximum charge. Please do not use it in any of the fee tables. See Form N-4, Item 3,
Instruction 5.

RESPONSE: Registrant has deleted the words “guaranteed maximum” and used just “maximum” in the fee tables. Please see pages 7 and 8 of the Clean
Courtesy Copy.

(b) Consistent Format/Presentation. If you wish to show current charges in addition to the required maximum charge, the presentation should be consistent for all fee tables. Each fee should have its own line item showing the maximum charge first and then the current charge. Per Instruction 5 of
Item 3, Form N-4 states that current charges can not obscure or impede the understanding of the maximum charge. Please find an alternate format that will permit consistent presentation of maximum and current charges throughout. Consider, for example, presenting maximum charges in bold in one column and showing current charges in regular typeface in an adjacent column. Alternatively, for those line items that have a lower current charge, you may indicate it in a footnote to the table.

RESPONSE: Although Registrant believes that its current approach is consistent with the requirements of Item 3 of Form N-4, Registrant has revised the fee tables to create 3 columns – one for the name of the charge, the second for the maximum charge and the third for the current charge. Please see pages 7 and 8 of the Clean Courtesy Copy.

COMMENT 6.	Transaction Fee Table (p. 8).

(a) Sales Charge. Please do not include a line item for sales charges if no charges are or will be assessed. See Instruction 3 to Item 3.

RESPONSE: Registrant has deleted the line item for sales charges. Please see page 7 of the Clean Courtesy Copy.

Ms. Rebecca Marquigny
March 3, 2010

(b) State Premium Taxes. The state premium tax charge presentation is confusing. If the charge depends on what each state assesses, is the reference to “guaranteed” maximum accurate? Is 3.5% the maximum premium tax charge Registrant would pass on to contractowners?

RESPONSE: Registrant has deleted the word “guaranteed” in the state premium tax charge presentation. Please see page 7 of the Clean Courtesy
Copy.

COMMENT 7.	Periodic Expenses Table Separate Account Charges. (p. 9). Please present a single line item for each charge. See Comment 5(b), above.

RESPONSE:	Although Registrant believes that its current approach is consistent with the requirements of Item 3 of Form N-4, Registrant has revised the fee tables to create 3 columns – one for the name of the charge, the second for the maximum charge and the third for the current charge. Please see page 8 of the
Clean Courtesy Copy.

COMMENT 8.	Optional Rider Charges (pp. 9, 11).

(a) Premium Payment Credit Rider Charge. The meaning of “plus a reduction” is not apparent. Please clarify.

RESPONSE: Under the Premium Payment Credit Rider, the maximum charge includes a reduction of 0.60% of the Fixed Account interest rate for any amounts allocated to the Fixed Account. Registrant has revised the disclosure to state “and a reduction.” Please see page 8 of the Clean Courtesy
Copy.

(b) Percentages. The rider charges are presented as a percentage without identifying the base number to which the percentage refers. Please clarify (e.g,
0.30% of what value?).

RESPONSE: Registrant has added a parenthetical identifying the base number to which the percentage refers after the name of each rider in the fee tables where applicable. Please see page 8 of the Clean Courtesy Copy.

(c) Quarterly Charges. The annualized figures presented for some of the charges (e.g., GMWB 2-SL Rider and GMWB 2 SL/JL Rider) do not identify the base value to which the percentage applies. The table should state that the charge is a percentage of the base number (account value, investment back withdrawal benefit base, etc.). Also, please revise the corresponding footnote disclosure to make clear whether the quarterly deduction is based on the average value for the base number over the quarter, or the actual base charge value on the last day of the quarter instead. If correct, the revised footnote

Ms. Rebecca Marquigny
March 3, 2010

should indicate that the maximum charge is the sum of the 4 quarterly charges and could be higher than a charge based on the average annual base value.
The corresponding Item 6 disclosure should explain this as well.

RESPONSE: Registrant has added a parenthetical identifying the base number to which the percentage refers after the name of each rider in the fee tables where applicable. Please see page 8 of the Clean Courtesy Copy. For example, Registrant has revised the corresponding footnote disclosure to state that “The average quarterly Investment Back withdrawal benefit base is equal to the Investment Back withdrawal benefit base at the beginning of the calendar quarter plus the Investment Back withdrawal benefit base at the end of the calendar quarter and the sum is divided by two. There may be times when the sum of the four quarterly fee amounts is different than the fee amount if we calculated it annually. For example, if your withdrawal benefit base is changed on your contract anniversary, the fee for that calendar quarter will vary from the other quarters.” Please see page 17 of the Marked Courtesy
Copy.

(d) Enhanced Death Benefit Rider - Footnote 6. In footnote 6, please cross-
reference the appropriate Appendix section where the calculations are illustrated (Appendix F, p. 150). Please make similar revisions to the footnotes for other riders that include calculations in the appendices.

RESPONSE: Registrant has cross-referenced the appendices in the footnotes as applicable. Please see page 17 of the Marked Courtesy Copy.

(e) Riders No Longer Offered. Please move the charge presentation for riders you are no longer selling so the presentation of available riders is clear and not obscured. The charges for the old, unavailable riders should appear at the end of the Optional Riders section or in a footnote.

RESPONSE: Registrant has moved the charge presentation for riders no longer available for sale to the end of the optional riders section of the fee table. Please see page 8 of the Clean Courtesy Copy.

COMMENT 9.	Portfolio Expenses (p. 10). Please confirm that the portfolio expense ranges do not reflect fee waivers or amend accordingly.[1] Also, please disclose whether the fees in the table reflect the expenses of the underlying funds for funds subject to a fund of funds structure. Finally, confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.

1 We note that in the 497 filing dated 6/11/09 (accession number #0000898745-09-000300), the Van Eck
Worldwide Hard Assets Fund – S Class gross Total Operating Expenses were 3.01%.

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE:	Registrant has added the following sentence after the portfolio expense ranges
– “The minimum and maximum underlying mutual fund operating expenses above reflect the contractual waivers applied to some underlying mutual funds.
Refer to underlying mutual fund prospectuses for expense information.”
Please see page 16 of the Marked Courtesy Copy. Registrant confirms that the fees in the table reflect the expenses of the underlying funds for funds subject to a fund of funds structure as well as compliance with Instruction 17(a) to
Item 3 of Form N-4.

COMMENT 10.	Expense Examples (p. 12). Please clarify that the examples do not reflect premium taxes. Also, confirm that the expense example figures reflect (a) the highest total operating expenses charged by the currently available portfolio companies for the year ended December 31, 2009; (b) contractual fee waivers only for the duration of the contractual period, and (c) no additional charges attributable to the credit provided by the Premium Payment Credit Rider (e.g., if the credit was $100, the charges are not based on an investment of
$10,100.).

RESPONSE:	Registrant has added a bullet point to the example assumptions that states that
“no premium taxes are deducted.” Registrant will update the examples to reflect the highest total operating expenses charged by the currently available portfolio companies for the year ended December 31, 2009 in the Registrant’s filing pursuant to Rule 485(b) on April 30, 2010. Registrant confirms that the examples will reflect any contractual fee waiver only for the duration of the contractual period. Finally, Registrant has added the following sentence to the bullet point regarding the Purchase Payment Credit Rider – “The premium payment credit is added to the accumulated value at issue and charges are based on that amount.” Please see page 18 of the Marked Courtesy Copy.

COMMENT 11.	Summary: Investment Limitations (p. 13). Please add a bullet point indicating that certain riders may impose limitations on the investment options available to the contractowner.

RESPONSE:	Registrant has added the requested bullet point. Please see page 19 of the
Marked Courtesy Copy.

COMMENT 12.	Summary: Transfers (p. 13). Please use boldface type or some other means of drawing attention to the statement immediately below the bullet points which reads, “[d]uring the annuitization period, transfers are not permitted (no transfers once payments have begun).”

RESPONSE:	Registrant has used boldface type for the statement as requested. Please see page 19 of the Marked Courtesy Copy.

Ms. Rebecca Marquigny
March 3, 2010

COMMENT 13.	Summary: Examination Offer Period (free look) (p. 14). Please clarify the parenthetical in the first bullet point. Specifically, clarify that the underlying fund fees and charges are already factored into the Separate Account division accumulated value. As written, it could give the impression that the fund fees and expenses are deducted from the total accumulated value before that value is returned. Clear disclosure would explain that those charges are factored into the initial calculation of total accumulated value.

RESPONSE:	Registrant has added the following sentence – “The underlying fund fees and charges are not refunded to you as they are already factored into the Separate
Account division accumulated value.” Please see page 20 of the Marked
Courtesy Copy.

COMMENT 14.	Deletion or Substitution of Separate Account Divisions (pp. 16, 18, 67). Per
the requirements of Item 7(c) and the related instruction, the description of separate account changes and changes described under “Rights Reserved by the Company” on page 67 should state who must approve these changes and who must receive notice. See Item 7(c)(ii) and (iii). Please do so. In addition, please confirm to the staff, that the prospectus describes all material changes registrant reserves the right to make, not just “examples” of such changes as the language on page 67 could suggest. See Instruction to Item 7(c).

RESPONSE:	Registrant has revised the description under “Deletion or Substitution of
Separate Account Divisions”. Please see page 22 of the Marked Courtesy
Copy. In its filing pursuant to Rule 485 (b) on April 30, 2010, Registrant will replace the current disclosure under “Rights Reserved by the Company” with the same revised disclosure contained in “Deletion or Substitution of Separate
Account Divisions.” In addition, Registrant confirms that the prospectus describes all material changes that Registrant reserves the right to make.

COMMENT 15.	The Contract (p. 16). Please revise the 3rd paragraph to remove any implication that an investor may not rely upon the prospectus as a document that describes all the material rights and features of the policy.

RESPONSE:	Registrant has revised the third paragraph to explain that the descriptions in the prospectus are based on the provisions of the contract. Please see page 23 of the Marked Courtesy Copy.

COMMENT 16.	Premium Payments (p. 17). Please explain the procedure for obtaining prior approval to make premium payments in excess of $2 million or add a cross-
reference to the prospectus page on which that procedure is described.

RESPONSE:	Registrant has added a sentence that refers contract owners to a telephone number if they have questions about obtaining prior approval. Please see page
24 of the Marked Courtesy Copy.

Ms. Rebecca Marquigny
March 3, 2010

COMMENT 17.	Premium Payment Credit (p. 17). Please delete the phrase “[s]ubject to availability” or, in the cross-referenced section, add additional disclosure describing the limitation(s) to which it refers.

RESPONSE:	Registrant has deleted the phrase. Please see page 24 of the Marked Courtesy
Copy.

COMMENT 18.	Principal Variable Annuity Exchange Offers (p. 18).

(a) Principal Variable Annuity Exchange Offers. In a response letter filed on
EDGAR, please clarify whether “Principal Variable Annuity Contract” refers to any contract issued by Principal that meets the eligibility conditions or to a specific contract. If multiple contracts, please confirm that the chart in
Appendix A is accurate for each contract.

RESPONSE: Registrant clarifies that “Principal Variable Annuity Contract”
refers to a specific contract.

(b) Exchange Credit. In your response, please describe more clearly the existing contractowners to whom this exchange credit applies. Has Registrant provided separate notice/offer of exchange to a specific group of fixed deferred annuity owners? Where are the procedures for the exchange described? In your letter, please explain whether Registrant intends to file
485A amendments to this prospectus in the event this exchange offer is discontinued. Does Registrant intend to file 485A amendments if it exercises the right to change or discontinue the exchange credit as described in the disclosure? Finally, your response should specifically identify the exemptive application number and corresponding exemptive order covering the recapture of this exchange credit or explain why such an order is not required.

RESPONSE: The exchange credit applies to those Principal Life Insurance
Company’s fixed deferred annuity owners who are no longer subject to surrender charges and elect to exchange their contracts for the Investment Plus
Variable Annuity. This is an exchange credit, not an exchange offer.
Registrant has not provided separate notice of the exchange to any specific group of fixed deferred annuity owners. Typically, if the owner is interested in a variable annuity, the registered representative informs the owner of the availability of this exchange credit. The fixed deferred annuity owner signs a disclosure document that describes the terms of the exchange credit.

If the Registrant determines that discontinuation or a change of the exchange credit is a material change that warrants the filing of a post-effective amendment pursuant to Rule 485(a), it will do so.

Ms. Rebecca Marquigny
March 3, 2010

Finally, Registrant has deleted the sentence regarding recovering the exchange credit. Please see page 25 of the Marked Courtesy Copy.

COMMENT 19.	Right to Examine (free look) (p. 19).

(a) Amount Returned & State Law. The following language is confusing and repeated several times, “depending on the state in which the Contract was issued, we will return any applicable fees and charges.” State law may govern the terms of a variable contract only to the extent that the state requirements do not conflict with the federal securities laws. We note that a security must be redeemable at surrender value which may exceed premiums paid if the value of the selected investment options increases due to positive market performance during the free-look period. Please revise the description of the amount to be returned so it is clear that Registrant will always return at least the surrender value of the policy, regardless of state law.

RESPONSE: Registrant has deleted the sentence “depending on the state in which the Contract was issued, we will return any applicable fees and charges”. Please see page 26 of the Marked Courtesy Copy. Registrant has also revised the disclosure to make it clear that in all states, Registrant will return at least the accumulated value. Please see page 26 of the Marked
Courtesy Copy.

(b) Money Market Fund. Please clarify that if the Registrant allocates initial premiums to a money market account during the free look period and the free look is exercised, contractowners must receive the greater of their purchase payments (premiums) or the contract value without surrender charges. See,
e.g., State Farm Life Insurance Company, No-Action Letter, 1997 SEC No-Act.
LEXIS 959 (October 24, 1997). Also, please disclose the specific circumstances in which Registrant would exercise its right to allocate funds to the money market fund until the free look period expires.

RESPONSE: Registrant has added the following sentence to the disclosure –
“If your initial premium payments are allocated to the Money Market Division and the free look is exercised, you will receive the greater of premium payments or the accumulated value without a surrender charge.” Registrant has also clarified that Registrant may exercise its right during times of economic uncertainty and with prior notice. Please see page 26 of the Marked
Courtesy Copy.

(c) Premium Payment Credit Recapture. Please clarify the factual circumstances in which the amount refunded would be less than the initial premium payment (i.e., if the market value in the investment options has dropped).

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE: Please refer to the sixth bullet point under “Premium Payment
Credit Rider” on page 44 of the Marked Courtesy Copy, where there is a discussion of the factual circumstances in which the amount refunded would be less than the initial premium payment.

(d) Exchange Credit. Page 18 indicates that any 1% exchange credit would also be recaptured during the free look period, but there is no parallel reference here. Please reconcile.

RESPONSE: As noted in our response to Comment 18(b), Registrant has deleted the sentence regarding recapture of the exchange credit.

COMMENT 20.	Unscheduled Transfers (p. 21).

(a) Transferred Value. Please revise the second bullet point to make clear that the transfer is valued at the accumulation value next determined after the transfer request has been received. The current language is imprecise[2] and could be interpreted to mean that the transfer receives the AUVs existing at the time the transfer is received (instead of the ones next calculated). Please make corresponding revisions throughout the prospectus wherever similar language is used (e.g., under “Surrenders” on p. 24: sentence 2 of the 1st full paragraph and 2nd bullet point under “Total Surrender”).

RESPONSE: Registrant has revised the second bullet point under
“Unscheduled Transfers” as follows – “Transfer values are calculated using the price next determined after we receive your request.” Please see page 28 of the Marked Courtesy Copy. To be consistent, Registrant has revised the second bullet point under “Total Surrender” as requested. Please see page 31 of the
Marked Courtesy Copy. In its filing pursuant to Rule 485(b) on April 30, 2010,
Registrant will make a corresponding revision to the second sentence of the first full paragraph under “Surrenders”.

(b) Limitations on Unscheduled Transfers. The 2nd bullet point states that imposing a transfer fee is one method Registrant may use to curb market timing. If assessed, the charge reserved for in the fee table would apply to
“each unscheduled transfer after the first unscheduled transfer in a contract year.” Given that it would apply after a single unscheduled transfer in a year, it does not appear to be the fee described in the market-timing disclosure. Is the market timing disclosure contemplating a different transfer fee from the one in the fee table? If so, please include it in the fee table (with a fee name indicating it as a market timing charge) and describe it in the charge narrative. If it is not a different charge, please revise the disclosure to make

[2] The current language reads, “as of the end of the valuation period in which we receive your request.”

Ms. Rebecca Marquigny
March 3, 2010

this clear (i.e., narrative charge description on p. 32 & market timing bullet point on p. 21).

RESPONSE: Registrant notes that there is only one fee, the “transaction fee”
as described in the fee table. Registrant has changed the reference to a
“transfer fee” to “transaction fee.” Please see page 28 of the Marked Courtesy
Copy.

COMMENT 21.	The Annuitization Period (p. 27).

(a) Annuitization Date. Per the requirements of Item 8(b), the earliest and latest annuity commencement dates must be disclosed in the prospectus.
Please supplement the reference to the contract data pages to meet this requirement.

RESPONSE: Registrant has added the earliest and latest annuity commencement dates to the disclosure. Please see page 34 of the Marked
Courtesy Copy.

(b) Partial Annuitization. Please place the first paragraph under this heading in boldface type or use some other method to draw attention to the disclosure describing who can not partially annuitize. In addition, consider adding qualifying language to the partial annuitization references in the 2nd to last paragraph on page 28.[3]

RESPONSE: Registrant has placed the first paragraph under this heading in boldface type. Please see page 34 of the Marked Courtesy Copy. Registrant does not understand the Staff’s comment regarding adding qualifying language and requests clarification.

COMMENT 22.	Annuity Payment Options (pp. 28-29).

(a) Calculation of Annuity Benefit Payments. Either here or in the SAI, please explain in greater detail the method of determining the amount of annuity payments. See Instruction 2 to Item 8. See also Item 22. Specifically, clarify the italicized language in the following statement on page 28: “Annuity benefit payments are determined in accordance with annuity tables and other provisions contained in the Contract.” (emphasis added.) Note that all material provisions of the contract must be described in the prospectus.

[3] This comment refers to the Annuity Benefit Payment Options section’s 3-sentence paragraph describing how to select a payout option. Specifically the Staff is focused on the last 2 sentences which read:
“Your selection of an annuity benefit payment option for a partial annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not previously annuitized may be changed by written request prior to the annuitization date.”

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE: Registrant has revised the disclosure as follows – “The amount of the initial payment is determined by applying all or a portion of the accumulated value as of the date of the application to the annuity table for the annuitant’s annuity benefit payment option, gender, and age. The annuity benefit payment tables contained in the Contract are based on the Annuity
2000 Mortality Table. These tables are guaranteed for the life of the
Contract.” Please see page 35 of the Marked Courtesy Copy. Registrant clarifies that all material provisions of the contract are described in the prospectus.

(b) Fixed Period Certain Payout Options. For non-life-contingent payment options based on a term certain, please explain to the Staff how these options are redeemable. The disclosure states that “there is no right to take any total or partial surrenders after the annuitization date.” This statement appears to apply without regard to the payout option selected.

RESPONSE: Registrant clarifies to the Staff that no amounts are redeemable for life contingent and non-life contingent payment options based on a term certain.

(c) Supplementary Contract. For annuity payment options that involve issuance of a supplemental annuity contract, please identify for the Staff the exemptive order permitting such exchange or represent that the exchange is permissible under Rule 11a-2 of the under the Investment Company Act of
1940.

RESPONSE: Registrant has deleted the paragraph regarding the
“Supplementary Contract.” Please see page 36 of the Marked Courtesy Copy.

COMMENT 23.	Charges and Deductions: Generally (pp. 30-34). Per Item 6(a), please state the purpose of the transaction fees. If the insurance company may realize a profit from this charge or any other charges under the contract, please disclose this also.

RESPONSE:	Registrant has added disclosure about the purpose of the transaction fees.
Please see page 38 of the Marked Courtesy Copy. Registrant does not expect a profit from this charge. Please see the first paragraph under “Charges and
Deductions” on page 36 of the Marked Courtesy Copy.

COMMENT 24.	Charges for Rider Benefits: Generally (p. 33). In your response letter, please describe the “detailed information concerning the optional riders” that is not contained in the prospectus.

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE:	Registrant has revised the sentence as follows – “Please contact your registered representative or call us at 1-800-852-4450 if you have any questions.” Please see page 40 of the Marked Courtesy Copy.

COMMENT 25.	GMWB 2-SL/JL Rider — Investment Protector Plus 2: Charge Description
(p. 33). Please add disclosure explicitly describing the value upon which the charge is based (called the “average quarterly Investment Back withdrawal benefit base”) and how it is calculated. Either the description should appear in the charge narrative or the charge section should include a cross reference to the wherever the term is explained. If the description is indicated via cross-
reference, the reference must be specific enough for a reader to find the same term quickly and understand it easily.

Currently, there is no description of the “average quarterly Investment Back withdrawal benefit base” anywhere in the prospectus. The related rider's
“Withdrawal Benefit Base” section does not explain what the relationship between that value (the Withdrawal Benefit Base) and the fee base actually is.
The narrative does not connect these concepts adequately. For example, the
Withdrawal Benefit Base section (p. 42) defines “the initial withdrawal base”
for the rider's two withdrawal methods, the “For Life Withdrawal Option”
and the “Investment Back Withdrawal Option.” It then describes how that value gets recalculated each contract anniversary. However, nothing connects the annual Withdrawal Benefit Base value to the amount that the rider fee is based on (the “average quarterly Investment Back withdrawal benefit base”).
Please revise the disclosure so it describes how the average quarterly
Investment Back withdrawal benefit base is determined based on the annual anniversary calculation of the Withdrawal Benefit Base. Also explain what makes it the “Investment Back” calculation instead of the “For Life”
calculation. Finally, explain how 0.95% of the average quarterly value could differ from the sum of 4 quarterly deductions of 0.2375% of the quarterly value. See p. 33, final sentence.

RESPONSE:	Registrant has revised the charge description disclosure as requested. Please see pages 41 and 42 of the Marked Courtesy Copy.

COMMENT 26.	GMWB 2-SL/JL Rider Restrictions/Limitations (p. 39).

(a) Generally. This section does not adequately convey the impact of the investment restrictions and limited investment options required as a condition of participating in the rider. Please move the summary of this information from page 93 to the rider's investment limitation section in the prospectus narrative (at or around page 39). You may leave pages 94 to 97 of Appendix B as is (i.e., the list of permitted funds, models and related explanatory disclosure).

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE: Registrant has revised the disclosure as requested. Registrant has repeated parts of the summary information contained in Appendix B in the body of the prospectus. Please see pages 48, 50 and 51 of the Marked
Courtesy Copy.

(b) Objective of Investment Restrictions. Please explain the purpose of the investment restrictions more directly. If the investment restrictions are intended to minimize the risk that the insurance company will have to pay withdrawal benefits because market risk reduced the contract value to zero, please say this in plain English. (Currently, the relevant sentence reads “[t]he
GMWB investment options reflect a balanced investment objective that is intended to support the rider guarantees.”) Also, please make corresponding changes to the parallel disclosure under the “GMWB Investment Options”
header on page 41 and in Appendix B - GMWB Investment. Options.

RESPONSE: Registrant has revised the disclosure as follows – “While a
GMWB rider is in effect, the investment options you may select are restricted.
The limited investment options available under a GMWB rider (the “GMWB investment options”) reflect a balanced investment objective and if your investment goal is aggressive growth, a GMWB rider may not support your investment objective. With GMWB investment options that reflect a balanced investment objective, there is potentially a reduced likelihood that we will have to make GMWB benefit payments when the Contract value goes to zero, reaches the maximum annuitization date, or if there is a death claim.” Please see pages 50 and 106 of the Marked Courtesy Copy.

(c) Right to Modify Permitted Options. The 2nd to last paragraph under this header reserves Registrant's right to change the permitted investment options under the rider without any additional explanation. Given that a contractowner cannot terminate the rider for at least 5 years, please add basic cautionary language about the impact of this right, the general circumstances in which it would be exercised, and the types of changes
Principal may make. Per Comment 26(a), above, consider revising and moving the relevant disclosure on page 93 to address this concern. In addition, please make corresponding changes to the statement reserving the same right under the “GMWB Investment Options” header on page 41 or provide a cross-reference to the more specific disclosure.

RESPONSE: Registrant has revised the disclosure as requested. Please see page 51 of the Marked Courtesy Copy.

COMMENT 27.	Withdrawal Options (p. 41).

(a) For Life Withdrawal Option. For accuracy, please insert the words “each year” between “eligible,” and “you.”

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE: Registrant has made the revision as requested. Please see page
51 of the Marked Courtesy Copy.

(b) Investment Back Withdrawal Option. Please clarify whether a contractowner can take a withdrawal prior to age 59 1/2 (or before the oldest owner or annuitant is 59 1/2) under this investment option. If so, does the pre-
age 59 1/2 withdrawal mean that the contractowner can no longer select the
For Life Withdrawal Option in the future if the contract value reaches zero?
Please clarify.

RESPONSE: Registrant notes that a contractowner can take a withdrawal prior to the oldest owner attaining age 59 1/2 under the Investment Back withdrawal option. Such a withdrawal will be treated as an excess withdrawal for purposes of calculating the For Life withdrawal benefit bases. Please see page 51 of the Marked Courtesy Copy.

COMMENT 28.	Withdrawal Benefit Base (pp. 41-42).

(a) Rider Charge Calculation. If the Withdrawal Benefit Base figure(s) must be recalculated each quarter for the purpose of deducting the charge for the rider, please add a statement or bullet point to that effect and describe the calculation of the rider charge basis (i.e., the “average quarterly Investment
Back withdrawal benefit base”). See Comment 25, above.

RESPONSE: Registrant notes that the withdrawal benefit base is not recalculated each quarter for the purpose of deducting the charge. Please see
“Withdrawal Benefit Base” on page 51 of the Marked Courtesy Copy for a description of when the withdrawal benefit base is calculated.

(b) For Life Benefit Base Calculation. If a contractowner takes a withdrawal prior to their eligible age under the For Life Withdrawal Option, has the contractowner given up the opportunity to elect the For Life option in the future? If this is so and the For Life Benefit Base is no longer calculated annually, please clarify this. Where, appropriate, make corresponding changes to the procedural disclosure describing any other “For Life” benefits
Registrant stops calculating as well (e.g., For Life remaining withdrawal benefit base?). If not, explain the effect of such a withdrawal on future For
Life Benefit Base calculations.

RESPONSE: Registrant has added the following disclosure – “If you take withdrawals prior to the oldest owner attaining age 59½, the For Life benefit bases will be reduced for excess withdrawals. If the adjustment for the withdrawals causes the For Life withdrawal benefit base to reduce to zero, the
For Life withdrawal option will no longer be available to you (unless you

Ms. Rebecca Marquigny
March 3, 2010

make additional premium payments).” Please see page 51 of the Marked
Courtesy Copy.

COMMENT 29.	Remaining Withdrawal Benefit Base (p. 42). Why are the 3 bullet points that describe the remaining withdrawal benefit base calculation under this heading (right above “Withdrawal Benefit Payments” heading on p. 42)
different from the 2 bullet points at the top of p. 42 (the annual contract anniversary calculation of the withdrawal benefit base)? Is there a difference between the remaining withdrawal benefit base calculation and the annual contract anniversary benefit base calculation? Please revise or explain.

RESPONSE:	Registrant notes that there is a difference between the remaining withdrawal benefit base calculation and the contract anniversary withdrawal benefit base calculation. The bullet points under each section accurately reflect the elements of each calculation. Please see page 51 and 52 of the Marked
Courtesy Copy.

COMMENT 30.	Withdrawal Benefit Payments: General Intro (p. 42). In the 2nd paragraph under this heading, please clarify that the For Life withdrawal benefit percentage varies based on the oldest contract owner's age the day the first
For Life withdrawal is taken.

RESPONSE:	Registrant has deleted the sentence as the calculation percentage is described in greater detail on the next page. Please see page 52 of the Marked Courtesy
Copy.

COMMENT 31.	“Joint Life” For Life Withdrawal Benefit Payments 43). Please identify the criteria for an “eligible covered life” more clearly. Currently, it is hard to tell whether the covered life needed to meet certain criteria at the time the rider was issued or when the covered life is designated. For example, is a spouse
"eligible" for “Joint Life” if she could not make a spousal election under the federal tax laws when the rider was issued, but she can on the date she is designated as a covered life under the rider? Another example is the timing description in the second "NOTE" on page 43. Please rewrite it in plain
English.[4]

RESPONSE:	Registrant has revised the disclosure to identify the criteria for an “eligible covered life” more clearly. Registrant has revised the second “NOTE” as follows – “At the time a covered life is designated, that covered life must satisfy this rider’s issue age requirements.” Please see pages 52 and 53 if the
Marked Courtesy Copy.

[4] This comment refers to the following language: “[a]t the time a covered life is designated, that covered life must satisfy this rider’s issue age requirements on the date the covered life is designated.”

Ms. Rebecca Marquigny
March 3, 2010

COMMENT 32.	Calculating the For Life Withdrawal Benefit Payment: Joint Life Chart (p.
44). The age described in the 1st column of the joint life chart is not clear. Is it the age of the younger spouse:
(a) at the time of the 1st “For Life” rider withdrawal (i.e., the 1st rider withdrawal after the oldest owner/annuitant has already turned 59 1/2), or
(b) at the time of the 1st “Investment Back” rider withdrawal (which could be before either of them have turned 59 1/2)?
Please clarify.

RESPONSE:	Registrant clarifies to the Staff that the age described in the 1st column of the joint life chart is the age of the younger covered life at the time of first withdrawal.

COMMENT 33.	Covered Life Change (pp. 44-45).

(a) Joint to Single Life. If Paragraph 4(c) on page 45 means that the withdrawal benefit percentage does not change but the payments are treated as “Single Life” payments, please state this directly. If there are additional tax implications related to this “Joint Life” to “Single Life” type of conversion, indicate this as well.

RESPONSE: Registrant notes that there is no “Joint Life” to “Single Life”
type of conversion.

(b) Spousal Continuation. Please clarify the impact of adding a primary beneficiary to the contract but not as a covered life for the rider. Does this mean that the newly added spouse can continue the contract when the other spouse dies, but the rider terminates?

RESPONSE: Registrant has added disclosure clarifying that the newly added spouse can continue the contract when the other spouse dies but that the rider terminates. Please see page 56 of the Marked Courtesy Copy.

COMMENT 34.	Effect of Withdrawals (p. 45).

(a) Bonus. In the first paragraph under this heading, please summarize the bonus feature or add a cross-reference to the section describing the bonus
(i.e., pp. 47-48).

RESPONSE: Registrant has added a cross-reference to the section describing the bonus. Please see page 56 of the Marked Courtesy Copy.

(b) Effect on Withdrawal Benefit Base. The 3rd and 4th paragraphs seem to say contradictory things about when the withdrawal benefit base is affected by a withdrawal. For an excess withdrawal, is the remaining withdrawal benefit

Ms. Rebecca Marquigny
March 3, 2010

base immediately reduced or does it stay the same until the next contract anniversary? Please reconcile.

RESPONSE: Registrant notes that the 3rd paragraph describes the impact of a withdrawal on the remaining withdrawal benefit base whereas the 4th paragraph describes the impact of an excess withdrawal on the withdrawal benefit base. Please note that the 3rd paragraph states withdrawal is reflected immediately in the remaining withdrawal benefit base (this includes excess withdrawals). Please see page 56 of the Marked Courtesy Copy.

COMMENT 35.	Excess Withdrawals (p. 46).

(a) Missing Concept. Please expand the concepts described in the 2nd paragraph under this heading to address the relationship between the two withdrawal options. Can a withdrawal be an excess withdrawal for the purpose of the For Life option but not the Investment Back option (or vice versa)? If so, how does that affect the contractowner's future rider benefits and/or choices under each withdrawal option?

RESPONSE: Registrant has added the following disclosure – “The
Investment Back withdrawal option permits larger payment to you than the
For Life withdrawal option. As a result, if you take a withdrawal in an amount permitted under the Investment Back withdrawal option, that withdrawal will be an excess withdrawal to the extent that it exceeds the applicable For Life withdrawal benefit payment.” Please see page 57 of the Marked Courtesy
Copy.

(b) Effect on Withdrawal Benefit Base/Remaining Withdrawal Benefit Base.
Please clarify the practical effect of the difference between these two calculations.

RESPONSE: Registrant clarifies to the Staff that the remaining withdrawal benefit base is adjusted immediately at the time of each withdrawal, whereas the withdrawal benefit base is only adjusted for excess withdrawals and not until the Contract anniversary. Therefore, the withdrawal benefit base and remaining withdrawal benefit base values will differ.

(c) Note. Please explain the first note in greater detail. Specifically, does this mean that early withdrawals are treated as excess withdrawals under the
Investment Back withdrawal option as well? If so, please state this prominently in the summary of the Investment Back Withdrawal Option on page 41. If correct, also add cautionary disclosure explaining the circumstances in which early withdrawals could be inconsistent with the purpose of Investment Back withdrawal option (i.e., “to allow a more rapid

Ms. Rebecca Marquigny
March 3, 2010

recovery of your premium payment”). See “Investment Back Withdrawal
Option,” p. 41.

RESPONSE: Registrant clarifies to the Staff that early withdrawals are not treated as excess withdrawals under the Investment Back withdrawal option.

COMMENT 36.	RMD Program: Modification or Elimination (p. 47). Please clarify whether the section describing treatment of withdrawals after the effective date of the program's modification or elimination just applies to unscheduled withdrawals or to both scheduled and unscheduled withdrawals. If it applies to both, describe the procedure a contractowner can follow to avoid a penalty for any scheduled withdrawals remaining that year. Alternatively, if a contractowner can not avoid a penalty in this situation, please state this explicitly.

RESPONSE:	Registrant has added disclosure to clarify that any scheduled or unscheduled withdrawal in excess of a withdrawal benefit payment after the effective date of the program’s modification or elimination will be deemed an excess withdrawal. Please see page 58 of the Marked Courtesy Copy.

COMMENT 37.	Effect of Reaching the Maximum Annuitization Date Under the Rider (p.
49). Please add a plain English, practical summary of how rider withdrawals taken before the maximum annuitization date can affect the value of GMWB rider payments as a payout option in lieu of annuitization.

RESPONSE:	Registrant has added a cross-reference to the “Effect of Withdrawals” section for information on how withdrawals prior to the maximum annuitization date affect the GMWB values. Please see page 60 of the Marked Courtesy Copy.

COMMENT 38.	Effect of the Contract Accumulated Value Reaching Zero Under the Rider
(pp. 49-50). Please explain more clearly when this provision applies.
Specifically, expand the parenthetical references in the first two bullet points.
The disclosure should make clear how a contractowner's prior withdrawals are related to his/her eligibility for payments under the rider if the contract accumulated value reaches zero. Also, the Staff notes that the 1st parenthetical refers to the ‘remaining withdrawal benefit base” while the For Life parenthetical does not include the word “remaining.” Revise or explain.

RESPONSE:	Registrant has added cross-references to the “Effect of Withdrawals” section for information on the impact of withdrawals prior to the contract accumulated value reaching zero. Please see page 60 of the Marked Courtesy
Copy. Registrant confirms that the disclosure in the bullet points is accurate.

COMMENT 39.	GMWB 2 SL/JL Death Provisions (pp. 51-56).

Ms. Rebecca Marquigny
March 3, 2010

(a) Chart #1. In the last row of the 1st chart, the description of the spouse’s rights seems to contradict the statement on page 43 which reads, “‘Joint Life’
for Life withdrawal benefit payments will continue until the earlier of the date of the death of the last covered life or the date the ‘For Life’ withdrawal benefit base reduces to zero.” Please reconcile or explain.

RESPONSE: To reconcile the disclosure, Registrant has added disclosure to the beginning of the sentence quoted in the Staff’s comment. Please see page
53 of the Marked Courtesy Copy.

(b) Chart #3. The description of payments to beneficiaries (last column, row 1)
also seems inconsistent with earlier disclosure, specifically, the last sentence on page 42. The chart states that, upon the sole owner's death, the contract and rider benefits terminate, but the beneficiary still has a right to “receive the Investment Back remaining withdrawal benefit base as a series of payments” in lieu of the death benefit under the contract. However, the language on page 42 suggests that the right to withdrawal benefit payments terminates upon the owner's death.[5] Please reconcile or revise. This comment also applies to the 4th row of Chart #3 (p. 54, top row, 3rd column).

RESPONSE: Registrant notes the chart outlines what occurs at death if death occurs after the accumulated value reduces to zero. Once the accumulated value reduces to zero, we continue to send the owner any remaining withdrawal benefit payments. The owner no longer has any rights to elect scheduled or unscheduled payments. The sentence quoted in the Staff’s comment is referring to the benefit payments taken whereas, the chart outlines what happens upon death after the Contract value reduces to zero.

COMMENT 40.	Termination & Reinstatement of the Rider (p. 57). Please clarify the 5th bullet point. If the contract has not been in effect for 5 years when one spouse dies, can the surviving spouse elect to continue the contract without the rider?
If so, please note this exception here or in the Spousal Continuation section immediately following.

RESPONSE:	Registrant has revised the 5th bullet point as follows – “The date your surviving spouse elects to continue the Contract without this rider (even if prior to the fifth Contract anniversary following the rider effective date).”
Please see page 67 of the Marked Courtesy Copy.

COMMENT 41.	Delay of Payments (p. 65). To clarify when the 7-day period begins, please add “following the expiration of a permitted delay” to the end of the following sentence: “[t]he transaction will be completed within seven business days.”

[5] The relevant sentence on page 42 reads, “‘Single Life’ or ‘Joint Life’ For Life withdrawal benefit payments may be taken until the earlier of the date of the death of the first owner to die (first annuitant, if applicable) or the date the
For Life withdrawal benefit base reduces to zero.”

Ms. Rebecca Marquigny
March 3, 2010

RESPONSE:	Registrant has added the phrase as requested. Please see page 76 of the
Marked Courtesy Copy.

COMMENT 42.	Contract Termination (p. 66, 73). Please explain how Registrant's right to terminate the Contract based on low accumulated value applies when a contractowner has purchased a GMWB rider that provides benefits if the contract's accumulated value reaches zero. Also, please cross-reference this disclosure in the 2nd bullet point of the Reservation of Rights section on page
73 or make corresponding changes there as well.

RESPONSE:	Registrant has revised the disclosure as follows – “We reserve the right to terminate the Contract and make a single payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $2,000, unless you have the GMWB rider.” Please see page
77 and 85 of the Marked Courtesy Copy.

COMMENT 43.	Performance Calculation (pp. 68-69, SAI p. 4). Please confirm that in all cases where non-standardized performance reflects the impact of the bonus or credit, that performance also will reflect the impact of the contingent deferred sales charge.

RESPONSE:	Registrant confirms that in all cases where non-standardized performance reflects the impact of the bonus or credit, that performance also reflects the impact of the contingent deferred sales charge.

COMMENT 44.	Appendix B - GMWB Investment Options (pp. 93-97).

(a) Table Format. Please revise the format of the tables showing the breakdown of the various Self-Build Models on pages 95 through 97.
Specifically, please add headers to each chart as appropriate and avoid breaking charts to the extent possible.

RESPONSE: Registrant has added headers to each chart as requested and has avoided breaking charts to the extent possible. Please see pages 96 and 97 of the Clean Courtesy Copy.

(b) GMWB Select Models. If correct, please clarify that these models are not available for contracts purchased after the 11/21/08 availability date. If this is not correct, identify the contracts for which this disclosure is relevant.

RESPONSE: Registrant notes that Appendix B currently states in boldface type that “GMWB Select Models are not available after November 21, 2008.”
Please see page 98 of the Clean Courtesy Copy. Please clarify what the Staff is requesting.

Ms. Rebecca Marquigny
March 3, 2010

COMMENT 45.	Appendix C - GMWB 2-SL/JL Examples (pp. 98-106).

(a) Example 3 (p. 99). The parenthetical in the second bullet point is puzzling.
Why would a bonus credit be applied for the year a contractowner took a withdrawal? Please revise or explain.

RESPONSE: Registrant has deleted the parenthetical in the second bullet point. Please see page 115 of the Marked Courtesy Copy.

(b) Additional Example. Please provide at least one example showing how the
Benefit Payment Percentage for both Investment Back and For Life options is calculated when the first withdrawal occurs before the oldest owner is 59 1/2.

RESPONSE: Registrant clarifies to the Staff that the withdrawal benefit payment percentage is always 7% for the Investment Back withdrawal option.
The For Life withdrawal benefit payment percentage is based on the age of the younger covered life at the time of first withdrawal. Therefore, Registrant respectfully declines to add the additional example.

COMMENT 46.	Appendices D & E (pp. 107-149). To the extent the GMWB 2-SL/JL Rider comments above also apply to the rider disclosure in Appendices D and E, please revise the corresponding disclosure here as well.

RESPONSE: Registrant has made revisions to the extent applicable in
Appendices D and E. Please see pages 123-165 of the Marked Courtesy Copy.

COMMENT 47.	Appendix F - Enhanced Death Benefit Rider (pp. 150-155). Where
appropriate, please revise the charge description per staff comments on parallel charge disclosure in the body of the prospectus.

RESPONSE: Registrant has revised the charge description as requested.
Please see page 166 of the Marked Courtesy Copy.

COMMENT 48.	Part C: Item 24(b)(8). The footnote for multiple participation agreements says “To be filed by amendment.” We note this footnote is associated with participation agreements dating back to 2002 as well as several participation agreements with 2009 dates. Please explain to the Staff why these agreements have not been included in any of the amendments filed in the past six months.

RESPONSE: Registrant included 19 participation agreements as exhibits to its filing and will include roughly an additional 12 participation agreements with its post-effective amendment filing pursuant to Rule 485(b) on April 30,
2010.

Ms. Rebecca Marquigny
March 3, 2010

Please feel free to call me at (515) 362-2384 with any questions or comments.
Sincerely,

Jeffrey M. Pierick
Counsel - Law Department
Principal Financial Group
S-006-W84
711 High Street
Des Moines, IA 50392
Direct (515) 362-2384
FAX (866) 496-6527
pierick.jeff@principal.com